UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2026

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

Re: Century Aluminum Company
Form 10-K for the Fiscal Year Ended December 31, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-34474

Dear Peter Trpkovski:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing